UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of September 2025

Commission File Number: 001-41670

Apollomics Inc.

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Appointment of Certain Directors

Pursuant to a meeting of the board of directors of the Company (the “Board”) on and as of September 4, 2025, the Board appointed Messrs. Yi-An Chu and Chen-Huan Jan as directors of the Company. Following these changes and the previously announced appointments of directors, the Company’s Board is comprised of the following seven members: Messrs. Hung-Wen (Howard) Chen (Chairman), Hong-Jung (Moses) Chen, Yi-Kuei Chen, Po-Jen Hsueh, Hsien-Shu Tsai, Yi-An Chu and Chen-Huan Jan. Messrs. Moses Chen, Po-Jen Hsueh, Hsien-Shu Tsai, Yi-An Chu and Chen-Huan Jan are independent directors.

Constitution of Audit Committee

Pursuant to a meeting of the board of directors of the Company (the “Board”) on and as of September 4, 2025, the Board appointed Messrs. Po-Jen Hsueh, Hsien-Shu Tsai and Yi-An Chu as members of the Company’s audit committee, with Mr. Tsai serving as the chairman of such committee.

Constitution of Compensation Committee

Pursuant to a meeting of the board of directors of the Company (the “Board”) on and as of September 4, 2025, the Board appointed Messrs. Moses Chen, Hsien-Shu Tsai and Yi-An Chu as members of the compensation committee, with Mr. Moses Chen serving as the chairman of such committee.

Constitution of Nominating and Corporate Governance Committee

Pursuant to a meeting of the board of directors of the Company (the “Board”) on and as of September 4, 2025, the Board appointed Messrs. Moses Chen, Po-Jen Hsueh and Chen-Huan Jan as members of the corporate governance committee, with Mr. Jan serving as the chairman of such committee.

Appointment of Chairman of the Board, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer

Pursuant to a meeting of the board of directors of the Company (the “Board”) on and as of September 4, 2025, the Board appointed Mr. Howard Chen as Chairman of the Board and Chief Executive Officer of the Company, Mr. Yi-Kuei Chen as the Chief Operating Officer of the Company and Mr. Peter Lin as the Chief Financial Officer of the Company.

Certain Biographical Information of the New Directors

Yi-An (Frank) Chu

Yi-An Chu, with extensive backgrounds in finance, investment, and technology, has over 30 years of professional experience spanning the capital markets and the high-tech industry. He is the former Chief Financial Officer of Global Investment Holdings (ticker: 3701) and has previously held senior leadership positions across several major corporate groups, including Compal, VIA Technologies, and Foxconn. His professional expertise covers corporate finance, investment management, strategic planning, and business operations, with a proven track record in leading investment projects and corporate restructuring initiatives.

Mr. Chu has also served as a board director or representative of numerous publicly listed companies, such as Go TrustID, Gorilla Technology, Yeastern Technology, and GCT Semiconductor (later merged into WIN Semiconductors). His corporate governance experience highlights his ability to bridge financial strategy with operational execution, guiding companies through critical growth and transformation stages.

Prior to his CFO role, Mr. Chu was Vice President of Kuan Bao Technology (acting General Manager), Director of Investment at Tong Bao Optoelectronics, and Senior Manager at Compal Electronics. Earlier in his career, he worked as Investment Director at VIA Technologies, Assistant Vice President at Foxconn’s PCB division, and Senior Electronic Research Analyst at Capital Securities.

Mr. Chu received his MBA in Finance and Investment from Baruch College, City University of New York, and a BS in Electrical Engineering from National Chiao Tung University. His unique blend of engineering background and financial acumen allows him to navigate both the technical and strategic dimensions of investment and corporate management.

Chen-Huan (Jack) Jan

Dr. Chen-Huang (Jack) Jan is a seasoned academic and business leader whose distinguished career spans over three decades across education, international business diplomacy, and corporate strategy.

Dr. Jan is the president and chief consultant of Jan Elite International Co., Ltd., independent director of Gemtek Technology and a consultant of SelectFlorida. He earned his Ph.D. in Mathematics from the University of Louisiana at Lafayette and served as a visiting assistant professor at the University of West Florida, an associate professor at National Pingtung University, where he founded the Taiwan-U.S Commercial Forum organized with American Institute in Taiwan (AIT) to promote international collaboration. Beyond academia, Dr. Jan has been deeply engaged in strengthening Taiwan-U.S. relations and had served as Governor of the American Chamber of Commerce in Kaohsiung. He has received multiple honors, including recognition from the American Institute in Taiwan, the U.S. Department of Commerce, and U.S. Idaho state government.

Certain Biographical Information of the Chairman of the Board, Chief Operating Officer and Chief Financial Officer

Hung-Wen (Howard) Chen

Mr, Chen is the Founder and Chairman of Gemtek Technology Co., Ltd. and the Former Chairman and CEO of Polaris Pharmaceuticals, Inc., and currently serving as an Executive Director of Polaris.

Mr. Chen holds a Bachelor of Physics and a Master of Electronics Engineering from National Tsing Hua University, Taiwan. He began his career at Taiwan Semiconductor Manufacturing Company (TSMC), where he was engaged in research and development of semiconductor processes and integrated circuits.

He later founded Gemtek Technology, which has since grown into one of the world’s leading manufacturers of professional wireless broadband equipment, with a strong presence in international markets. In recognition of his contributions to the technology industry, Mr. Chen received the Outstanding Alumni Award from National Tsing Hua University in 2010 and was honored with the ERSO Award in 2013, one of the most prestigious accolades in Taiwan’s technology sector.

In 2019, Polaris Pharmaceuticals faced a severe financial crisis, as many of its clinical trials remained uncertain while costs and expenses exceeded the company’s capacity. During this difficult period, Mr. Chen stepped in and took decisive action to stabilize the company. Under his leadership, Polaris underwent a comprehensive strategic reorganization, and with the efforts of his management team, the company achieved a remarkable turnaround, culminating in a successful IPO in Taiwan in June 2022.

Yi-Kuei Chen

Yi-Kuei Chen with backgrounds in biotechnology and venture capital, is a co-founder of Maxpro Ventures. Mr. Chen’s professional expertise in asset management has led to his successful execution of more than 60 private equity investment transactions in the USA and the Asia-Pacific region. His past investments include Acepodia, SyneuRx, GenScript, JHL Biotech, Foresee, HEC Pharma, and ACT Genomics Holdings, amongst others.

Prior to co-founding Maxpro Ventures, Mr. Chen was the Senior Director of Integral Group. He was jointly in charge of Integral’s Asian transaction process, managed its Shanghai branch, and served as a board member of multiple portfolio companies such as Generon Corporation, FusionVax, Inc., BioLite, Inc., and Flora International Group Co., Ltd.. From 1999 to 2012, Mr. Chen held various senior management positions in the investment division at Central Investment Holdings. During that period, his successful investments included Tanox and Biopure, to name just a few. In 2002, a significant transaction that Mr. Chen had made was the acquisition of SEEDNet by New Century InfoComm Tech. He also served on several corporate boards, such as Concord Fund Company, Singfor Life Insurance Company, and CTCI Corporation.

Mr. Chen received an MBA from Syracuse University and an MS from the University of Minnesota.

Peter Lin

Peter KH Lin, CAIA, MBA, MIS is a seasoned corporate executive and investor with a distinguished career spanning biotechnology, finance, and private equity. He has held key leadership roles as Chief Financial Officer at Tanvex Biopharma, Tanvex CDMO, Tanvex Biopharma USA, and Tanvex Biologic Corporation in Taiwan, where he oversaw financial strategy, capital operations, and corporate governance across global entities. Prior to Tanvex, Peter served as CFO of Theragent, a pioneering CDMO specializing in gene and cell therapy, where he helped shape the financial foundation of a high-growth startup in the advanced therapeutics space.

Peter’s career is also deeply rooted in the financial industry. As a principal and investment manager at Solarium Capital, a boutique private equity firm, he led acquisitions and equity investments across diverse sectors including technology, food and beverage, and real estate. Earlier in his career, after earning his MBA, Peter joined WesCorp as an investment research manager, where he directed a credit research team managing a $32 billion fixed-income portfolio—one of the largest structured credit portfolios globally. His team conducted in-depth analysis of U.S. and international structured finance instruments, including MBS, ABS, CDOs, and corporate debt securities.

In addition to his executive roles, Peter serves on the boards of multiple companies spanning biotechnology, medical devices, media, publishing, and real estate private equity ventures. He holds a bachelor’s degree in Business Administration from the University of California, Berkeley, a master’s degree in Information Systems from Claremont Graduate University, and an MBA from the University of Southern California. He is also a Chartered Alternative Investment Analyst (CAIA) charterholder, underscoring his expertise in alternative investments and global capital markets.

The information contained in this Form 6-K relating to the PIPE Subscription Agreements, the appointment and departure of certain directors and the cancellation of the extraordinary general meeting of members is incorporated by reference into the Company’s registration statements under the Securities Act, including its registration statements on Form S-8 (File No. 333-272559) and Form F-3 (File Nos. 333-278430, 333-278431 and 333-279549), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Correction to the Company’s Form 6-K filed September 4, 2025 due to inadvertent clerical error: Following the issuance of the PIPE Shares, Hung-Wen (Howard) Chen, who was appointed Chairman of the Company’s board of directors (“Board”) as described below, and his affiliates beneficially own approximately 42% of the outstanding Class A ordinary shares and Maxpro Investment Co., Ltd. and its affiliates beneficially own approximately 4.9% of the outstanding Class A ordinary shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC.

	By:	/s/ Howard Chen
Date September 5, 2025
Chairman of the Board